UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

United Fire & Casualty Company
(Name of Issuer)
Common Stock $3.33 1/3 par value
(Title of Class of Securities)
910331107
(CUSIP Number)
October 6, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS Dee Ann McIntyre

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ Not Applicable
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,575,763

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,863

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,575,763

WITH:	8	SHARED DISPOSITIVE POWER

		519,863

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,095,626

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS J. Scott McIntyre Trust dated 12/08/1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ Not Applicable
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Iowa

	5	SOLE VOTING POWER

NUMBER OF		2,560,131

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,560,131

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,560,131

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a)	Name of Issuer:

United Fire & Casualty Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

118 Second Avenue SE Cedar Rapids, Iowa 52401

Item 2(a)	Name of Person Filing:

The persons filing this Schedule 13G are:
(1)	Dee Ann McIntyre

(2)	J. Scott McIntyre Trust dated December 8, 1992

*	Attached to this Schedule 13G as Exhibit A is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.
Item 2(b)	Address of Principal Business Office or, if none, Residence:

2222 First Avenue NE, #1004 Cedar Rapids, Iowa 52402
Item 2(c)	Citizenship:

Dee Ann McIntyre is a citizen of the United States of America. The J. Scott McIntyre Trust dated December 8, 1992 was formed under the laws of the State of Iowa.
Item 2(d)	Title of Class of Securities:

Common Stock $3.33 1/3 par value
Item 2(e)	CUSIP Number:

910331107
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4	Ownership
Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned.
(1)	Dee Ann McIntyre is the beneficial owner of 3,095,626 shares of $3.33 1/3 par value common stock of the Company, consisting of:
i.	4,345 shares held by Mrs. McIntyre individually;

ii.	2,560,131 shares held by the J. Scott McIntyre Trust dated December 8, 1992, for which Mrs. McIntyre serves as trustee;

iii.	519,863 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;

v.	4,968 shares held in an individual retirement account; and

vi.	6,319 shares held in the United Fire Group Employee Stock Ownership Plan.
(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 2,560,131 shares of $3.33 1/3 par value common stock of the Company.

(b)	Percent of class
(1)	The 3,095,626 shares reported as beneficially owned by Dee Ann McIntyre represented 11.6% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on October 6, 2009.

(2)	The 2,560,131 shares held by the J. Scott McIntyre Trust dated December 8, 1992 represented 9.6% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on October 6, 2009.
(c)	Number of shares to which the person has:
(1)	Dee Ann McIntyre

i.	Sole Power to vote or to direct the vote:	2,575,763
ii.	Shared power to vote or to direct the vote:	519,863
iii.	Sole power to dispose or to direct the disposition of:	2,575,763
iv.	Shared power to dispose or to direct the disposition of:	519,863
(2)	The J. Scott McIntyre Trust dated December 8, 1992

i.	Sole Power to vote or to direct the vote:	2,560,131
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	2,560,131
iv.	Shared power to dispose or to direct the disposition of:	0
Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of a Group

Not applicable.

Item 10	Certification

Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2009		/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre by Dianne M.
Lyons, Attorney-in-Fact

October 16, 2009 Dated		J. Scott McIntyre Trust dated December 8, 1992

	By:	/s/ Dianne M. Lyons

Dee Ann McIntyre, Trustee by Dianne M. Lyons, Attorney-in-Fact

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT
Dee Ann McIntyre, individually, and the J. Scott McIntyre Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

October 16, 2009		/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre by Dianne M.
Lyons, Attorney-in-Fact

October 16, 2009 Dated		J. Scott McIntyre Trust dated December 8, 1992

	By:	/s/ Dianne M. Lyons

Dee Ann McIntyre, Trustee by Dianne M. Lyons, Attorney-in-Fact

EXHIBIT B TO SCHEDULE 13G
DEE ANN MCINTYRE
Schedule A shows current ownership as of October 6, 2009, for the Reporting Persons and for two other entities, the McIntyre Foundation and the individual retirement account of J. Scott McIntyre Jr. (deceased), as well as United Fire & Casualty Company shares held in the United Fire Group Employee Stock Ownership Plan (herein, the “Other Entities”). The McIntyre Foundation was created in 1997 by Mrs. McIntyre’s late husband as a charitable foundation; Mrs. McIntyre is one of three directors of the Foundation. By virtue of her position with the Foundation, Mrs. McIntyre is deemed to beneficially own the shares directly owned by the Foundation. Mrs. McIntyre is the beneficiary of her late husband’s individual retirement account. Mrs. McIntyre is the beneficiary of the United Fire & Casualty Company shares held in her late husband’s account in the United Fire Group Employee Stock Ownership Plan.
SCHEDULE A

Shares held in the United
		Dee Ann McIntyre		J. Scott McIntyre Trust		McIntyre		J. Scott McIntyre		Fire Group Employee
		Individually		dated 12/08/1992		Foundation		IRA Account		Stock Ownership Plan

	Transaction	Transaction	Total Shares	Transaction	Total Shares	Transaction	Total Shares	Transaction	Total Shares	Transaction	Total Shares
Transaction Date	Description	Amount	Owned	Amount	Owned	Amount	Owned	Amount	Owned	Amount	Owned

10/06/09	Holdings on date of
death of J. Scott
	McIntyre Jr.		4,345		2,560,131		519,863		4,968		6,319

Total			4,345		2,560,131		519,863		4,968		6,319